                                   FORM 11-K





(Mark one)


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994



                                       OR




                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.




Commission file number #33-4333



                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                              Ryder System, Inc.
                             3600 N.W. 82 Avenue
                            Miami, Florida  33166

                          Independent Auditors' Report


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of financial position with fund information of Ryder System, Inc. Employee Savings Plan B as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity with fund information for each of the years in the two-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Investments and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position with fund information and statements of income and changes in plan equity with fund information are presented for purposes of additional analysis rather than to present the financial position and changes in plan equity for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   /s/ KPMG Peat Marwick LLP



Miami, Florida
June 12, 1995

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1994

                 Assets                       Fund A       Fund B       Fund C        Fund D       Fund E       Fund F
                                           -----------   ----------    ---------    ----------   ----------   ----------
Investments:
    Fixed income investments,
      at cost                              $   196,711      118,163       22,191        46,058       35,488       73,810
    Group annuity insurance
      contracts, at contract value                       50,313,811
    Pooled investment funds
      (cost, $63,472,127)                                              2,248,172    15,264,599   33,139,293   10,884,049
    Securities of
      participating employer
      (cost, $22,643,220)                   18,581,777
    Other Securities
      (cost, $2,430,211)
    Participant loans receivable
                                           -----------   ----------    ---------    ----------   ----------   ----------
      Total investments                     18,778,488   50,431,974    2,270,363    15,310,657   33,174,781   10,957,859
  Dividends and interest
    receivable                                     368      298,653          130           138           67          160
  Contributions receivable
    and other                                  490,581    1,166,449      112,811       448,795    1,023,972      488,542
  Interfund transfers
    receivable (payable)                       619,917      152,408       37,926      (164,803)    (194,645)    (111,954)
                                           -----------   ----------    ---------    ----------   ----------   ----------
      Total assets                         $19,889,354   52,049,484    2,421,230    15,594,787   34,004,175   11,334,607
                                           ===========   ==========    =========    ==========   ==========   ==========

        Liabilities and Plan Equity
Other liabilities                          $   706,459      571,806       61,425         3,646      513,717       18,976
Plan equity                                 19,182,895   51,477,678    2,359,805    15,591,141   33,490,458   11,315,631
                                           -----------   ----------    ---------    ----------   ----------   ----------
  Total liabilities
    and plan equity                        $19,889,354   52,049,484    2,421,230    15,594,787   34,004,175   11,334,607
                                           ===========   ==========    =========    ==========   ==========   ==========

Number of units                                276,586    5,042,557      115,204       518,324      833,001      191,008
                                           ===========   ==========    =========    ==========   ==========   ==========
Plan equity per unit                       $     69.36        10.21        20.48         30.08        40.20        59.24
                                           ===========   ==========    =========    ==========   ==========   ==========

                 Assets                       Fund G        Fund H     Loan Fund      Total
                                            ----------    ---------    ---------   -----------
Investments:
    Fixed income investments,
      at cost                                  127,478        1,117                    621,016
    Group annuity insurance
      contracts, at contract value                                                  50,313,811
    Pooled investment funds
      (cost, $63,472,127)                   10,025,537                              71,561,650
    Securities of
      participating employer
      (cost, $22,643,220)                                                           18,581,777
    Other Securities
      (cost, $2,430,211)                                  1,069,759                  1,069,759
    Participant loans receivable                                       7,931,900     7,931,900
                                            ----------    ---------    ---------   -----------
      Total investments                     10,153,015    1,070,876    7,931,900   150,079,913
  Dividends and interest
    receivable                                     192       16,739      115,040       431,487
  Contributions receivable
    and other                                  519,619        6,995      380,243     4,638,007
  Interfund transfers
    receivable (payable)                       (99,863)     (23,391)    (215,595)            0
                                            ----------    ---------    ---------   -----------
      Total assets                          10,572,963    1,071,219    8,211,588   155,149,407
                                            ==========    =========    =========   ===========

        Liabilities and Plan Equity
Other liabilities                               75,204        1,308                  1,952,541
Plan equity                                 10,497,759    1,069,911    8,211,588   153,196,866
                                            ----------    ---------    ---------   -----------
  Total liabilities
    and plan equity                         10,572,963    1,071,219    8,211,588   155,149,407
                                            ==========    =========    =========   ===========

Number of units                                219,390       20,455
                                            ==========    =========
Plan equity per unit                             47.85        52.31
                                            ==========    =========

See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
             STATEMENT OF FINANCIAL POSITION WITH FUND INFORMATION
                               DECEMBER 31, 1993

                 Assets                      Fund A       Fund B        Fund C       Fund D       Fund E       Fund F
                                          -----------   ----------    ---------    ----------   ----------   ----------
Investments:
    Fixed income investments,
      at cost                             $   161,607      157,464                     74,837       85,942       60,150
    Group annuity insurance
      contracts, at contract value                      46,532,755
    Pooled investment funds
      (cost, $51,037,453)                                             2,136,004    14,228,186   30,178,166    8,886,848
    Securities of
      participating employer
      (cost, $18,671,027)                  18,152,666
    Other Securities
      (cost, $2,733,724)
    Participant loans receivable
                                          -----------   ----------    ---------    ----------   ----------   ----------
      Total investments                    18,314,273   46,690,219    2,136,004    14,303,023   30,264,108    8,946,998
  Dividends and interest
    receivable                                    387      807,825        6,979        60,317    1,278,981    1,135,452
  Contributions receivable
    and other                                  79,520      302,177       21,620        70,106      150,419       43,479
  Transfers from other plan                    42,033      186,473       42,341       272,502     (109,692)     (45,788)
  Interfund transfers
    receivable (payable)                       34,518     (380,041)     (59,301)       (3,837)      38,226       21,664
                                          -----------   ----------    ---------    ----------   ----------   ----------
      Total assets                        $18,470,731   47,606,653    2,147,643    14,702,111   31,622,042   10,101,805
                                          ===========   ==========    =========    ==========   ==========   ==========

       Liabilities and Plan Equity
Other liabilities                         $   271,238    1,494,691       42,151       191,065    1,589,418    1,241,342
Plan equity                                18,199,493   46,111,962    2,105,492    14,511,046   30,032,624    8,860,463
                                          -----------   ----------    ---------    ----------   ----------    ---------
  Total liabilities
    and plan equity                       $18,470,731   47,606,653    2,147,643    14,702,111   31,622,042   10,101,805
                                          ===========   ==========    =========    ==========   ==========   ==========

Number of units                             7,963,512   29,907,092    1,162,904     4,157,225    5,885,285    5,031,216
                                          ===========   ==========    =========    ==========   ==========   ==========
Plan equity per unit                      $      2.29         1.54         1.81          3.49         5.10         1.76
                                          ===========   ==========    =========    ==========   ==========   ==========

                 Assets                       Fund G       Fund H     Loan Fund     Total
                                            ---------    ---------    ---------   -----------
Investments:
    Fixed income investments,
      at cost                                  26,100                                 566,100
    Group annuity insurance
      contracts, at contract value                                                 46,532,755
    Pooled investment funds
      (cost, $51,037,453)                   7,135,855                              62,565,059
    Securities of
      participating employer
      (cost, $18,671,027)                                                          18,152,666
    Other Securities
      (cost, $2,733,724)                                 2,593,783                  2,593,783
    Participant loans receivable                                      7,279,566     7,279,566
                                            ---------    ---------    ---------   -----------
      Total investments                     7,161,955    2,593,783    7,279,566   137,689,929
  Dividends and interest
    receivable                                 12,470                               3,302,411
  Contributions receivable
    and other                                  31,565                    37,914       736,800
  Transfers from other plan                  (109,898)                                277,971
  Interfund transfers
    receivable (payable)                      205,659      (42,209)     185,321             0
                                            ---------    ---------    ---------   -----------
      Total assets                          7,301,751    2,551,574    7,502,801   142,007,111
                                            =========    =========    =========   ===========

       Liabilities and Plan Equity
Other liabilities                             153,820       35,631       29,999     5,049,355
Plan equity                                 7,147,931    2,515,943    7,472,802   136,957,756
                                            ---------    ---------    ---------   -----------
  Total liabilities
    and plan equity                         7,301,751    2,551,574    7,502,801   142,007,111
                                            =========    =========    =========   ===========

Number of units                             4,251,264    1,280,825
                                            =========    =========
Plan equity per unit                             1.68         1.96
                                            =========    =========

See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                             Fund A       Fund B       Fund C        Fund D       Fund E       Fund F
                                          -----------   ----------    ---------    ----------   ----------   ----------
Net investment income:
  Dividends                               $   460,922                               1,543,107    1,408,251      720,738
  Interest                                     13,287    3,407,918       80,738         4,740        7,540        4,717
                                          -----------   ----------    ---------    ----------   ----------   ----------
    Net investment income                     474,209    3,407,918       80,738     1,547,847    1,415,791      725,455

Realized gains                                 14,035                                   6,952      155,174        7,922

Net change in unrealized appreciation/
  (depreciation) on investments            (3,543,082)                               (954,368)  (1,249,664)    (183,923)

Contributions:
  Employer contributions                      205,995      521,882       55,627       194,034      441,567      170,936
  Employee contributions                    1,942,528    4,484,973      373,701     1,893,553    4,354,295    1,863,625
                                          -----------   ----------    ---------    ----------   ----------   ----------
    Total contributions                     2,148,523    5,006,855      429,328     2,087,587    4,795,862    2,034,561

Participant loan repayments                   484,978    1,281,105      112,997       387,657      973,470      369,492

Distributions and other                      (893,079)  (1,910,026)    (169,367)     (367,340)    (557,320)    (452,187)

Transfer from (to) Plan A                   1,088,554     (176,128)      17,065      (286,196)      35,467       38,180

Plan fees and expenses                        (31,244)     (83,685)      (4,885)      (22,039)     (40,689)     (14,528)

Loans to participants                        (475,216)  (1,521,645)    (104,658)     (407,977)    (905,810)    (307,356)

Interfund transfers                         1,715,724     (638,678)    (106,905)     (912,028)  (1,164,447)     237,552
                                          -----------   ----------    ---------    ----------   ----------   ----------
  Net changes in plan equity                  983,402    5,365,716      254,313     1,080,095    3,457,834    2,455,168

Plan equity at beginning of
  period                                   18,199,493   46,111,962    2,105,492    14,511,046   30,032,624    8,860,463
                                          -----------   ----------    ---------    ----------   ----------   ----------
Plan equity at end of
  period                                  $19,182,895   51,477,678    2,359,805    15,591,141   33,490,458   11,315,631
                                          ===========   ==========    =========    ==========   ==========   ==========
                                             Fund G       Fund H     Loan Fund       Total
                                           ----------   ----------   ----------   -----------
Net investment income:
  Dividends                                 1,082,644        6,060                  5,221,722
  Interest                                      3,273        4,181      435,436     3,961,830
                                           ----------   ----------   ----------   -----------
    Net investment income                   1,085,917       10,241      435,436     9,183,552

Realized gains                                    244      100,040                    284,367

Net change in unrealized appreciation/
  (depreciation) on investments            (1,050,127)  (1,220,511)                (8,201,675)

Contributions:
  Employer contributions                      164,233         (278)                 1,753,996
  Employee contributions                    1,978,315                              16,890,990
                                           ----------   ----------   ----------   -----------
    Total contributions                     2,142,548         (278)                18,644,986

Participant loan repayments                   343,523        1,101   (3,954,323)            0

Distributions and other                      (377,581)     (52,743)     (14,658)   (4,794,301)

Transfer from (to) Plan A                     411,225      (15,566)     227,174     1,339,775

Plan fees and expenses                        (13,570)      (6,954)                  (217,594)

Loans to participants                        (280,103)     (43,935)   4,046,700             0

Interfund transfers                         1,087,752     (217,427)      (1,543)            0
                                           ----------   ----------   ----------   -----------
  Net changes in plan equity                3,349,828   (1,446,032)     738,786    16,239,110

Plan equity at beginning of
  period                                    7,147,931    2,515,943    7,472,802   136,957,756
                                           ----------   ----------   ----------   -----------
Plan equity at end of
  period                                   10,497,759    1,069,911    8,211,588   153,196,866
                                           ==========   ==========   ==========   ===========

See accompanying note to financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                            Fund A        Fund B         Fund C         Fund D       Fund E       Fund F
                                         -----------    -----------     ---------     ----------   ----------   ----------
Net investment income:
  Dividends                              $   461,120                                   1,309,263    1,161,789      966,582
  Interest                                     4,066      4,102,694        87,650          3,462        6,508        4,603
                                         -----------    -----------     ---------     ----------   ----------   ----------
    Net investment income                    465,186      4,102,694        87,650      1,312,725    1,168,297      971,185

Realized gains                               806,698                                      70,447    1,109,774      615,749

Net change in unrealized appreciation/
  (depreciation) on investments            1,374,522                                     412,264    3,015,777      343,876

Contributions:
  Employer contributions                     230,514        877,893        94,141        221,841      505,875      187,029
  Employee contributions                   1,829,759      7,140,217       550,594      2,061,728    4,614,359    1,780,814
                                         -----------    -----------     ---------     ----------   ----------   ----------
    Total contributions                    2,060,273      8,018,110       644,735      2,283,569    5,120,234    1,967,843

Participant loan repayments                  466,061      1,698,669       129,588        437,145      959,997      308,985

Distributions and other                     (762,260)    (2,905,166)     (154,904)      (643,819)  (1,259,366)    (408,485)

Distribution to other plan                (1,279,973)   (13,098,988)     (902,341)    (1,654,146)  (4,735,903)  (4,167,222)

Plan fees and expenses                       (38,574)       (84,828)       (8,487)       (26,823)     (47,555)     (18,356)

Loans to participants                       (641,183)    (1,911,788)     (199,888)      (388,003)  (1,101,295)    (328,786)

Transfer from (to) Plan A                 20,647,725     49,771,601     2,887,754     13,031,525   26,577,146    7,967,404

Equity Transfer to fund H                 (3,014,323)

Interfund transfers                       (1,884,659)       521,658      (378,615)      (323,838)    (774,482)   1,608,270
                                         -----------    -----------     ---------     ----------   ----------   ----------
  Net changes in plan equity              18,199,493     46,111,962     2,105,492     14,511,046   30,032,624    8,860,463

Plan equity at beginning of
  period                                           0              0             0              0            0            0
                                         -----------    -----------     ---------     ----------   ----------   ----------
Plan equity at end of
  period                                 $18,199,493     46,111,962     2,105,492     14,511,046   30,032,624    8,860,463
                                         ===========    ===========     =========     ==========   ==========   ==========

                                            Fund G          Fund H     Loan Fund        Total
                                          ----------      ---------    ----------    -----------
Net investment income:
  Dividends                                  791,381                                   4,690,135
  Interest                                     2,908                      472,546      4,684,437
                                          ----------      ---------    ----------    -----------
    Net investment income                    794,289                      472,546      9,374,572

Realized gains                                51,622                                   2,654,290

Net change in unrealized appreciation/
  (depreciation) on investments            1,090,373       (139,941)                   6,096,871

Contributions:
  Employer contributions                     131,122                                   2,248,415
  Employee contributions                   1,210,112                                  19,187,583
                                          ----------      ---------    ----------    -----------
    Total contributions                    1,341,234                                  21,435,998

Participant loan repayments                  248,464                   (4,248,909)              0

Distributions and other                     (465,509)       (39,317)        8,044     (6,630,782)

Distribution to other plan                (2,590,927)      (214,737)   (1,782,944)   (30,427,181)

Plan fees and expenses                       (14,191)                                   (238,814)

Loans to participants                       (233,887)        (2,663)    4,807,493              0

Transfer from (to) Plan A                  5,656,267        (61,549)    8,214,929    134,692,802

Equity Transfer to fund H                                 3,014,323                            0

Interfund transfers                        1,270,196        (40,173)        1,643              0
                                          ----------      ---------    ----------    -----------
  Net changes in plan equity               7,147,931      2,515,943     7,472,802    136,957,756

Plan equity at beginning of
  period                                           0              0             0              0
                                          ----------      ---------    ----------    -----------
Plan equity at end of
  period                                   7,147,931      2,515,943     7,472,802    136,957,756
                                          ==========      =========    ==========    ===========

See accompanying note to financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                         NOTE TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

A.    BASIS OF ACCOUNTING

      The financial statements of the Ryder System, Inc. Employee Savings Plan B (the "Plan") are prepared on the accrual basis of accounting. Plan assets, except for participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis. Cost is determined based on historical average cost.

B.    THE PLAN

      The following description of the Plan reflects all plan amendments through December 31, 1994, and is provided for general purposes only. As of January 1, 1993, the Ryder System, Inc. Employee Savings Plan B was established for active salaried employees and active employees, whether salaried or hourly, of the Aviation Services Division. Such employees and their participating account balances were transfered from the Ryder System, Inc. Employee Savings Plan A. Effective January 1, 1995, hourly field employees of Ryder Dedicated Logistics, Inc. and hourly employees of Ryder Driver Leasing, Inc. became eligible for this Plan. Any existing account balances in the Ryder System, Inc. Employee Savings Plan A were transferred to the Ryder System, Inc. Employee Savings Plan B.

      Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

      Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, salaried employees of the company and participating affiliates are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another company sponsored qualified savings plan, will be excluded from participation in the Plan.

      The number of participants' accounts in each of the funds at December 31, 1994 is as follows:

                           Fund A      -     2,548
                           Fund B      -     3,104
                           Fund C      -       628
                           Fund D      -     2,041
                           Fund E      -     3,202
                           Fund F      -     1,776
                           Fund G      -     1,778
                           Fund H      -     2,010
                           Loans       -     1,351

C.    PLAN INVESTMENT FUNDS

      The Plan's trustee, State Street Bank and Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated monthly based on units of investment. Effective April 17, 1995, earnings are allocated daily.

      Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

      Investment Fund B ("Fund B") - Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. During 1994 and 1993, the yield on open funding contracts ranged from 4.89% to 9.05% and 4.89% to 9.3%, respectively.

      Investment Fund C ("Fund C") - Fund C consists of a funding account established with the Ryder System Federal Credit Union. Effective April 1, 1995, the assets of this fund will be merged into Fund B and this fund will be discontinued as an Investment Fund under the Plan.

      Investment Fund D ("Fund D") - Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord, Abbett Affiliated Fund.

      Investment Fund E ("Fund E") - Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities.

      Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

      Investment Fund F ("Fund F") - Fund F may be invested in securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

      Investment Fund G ("Fund G") - Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton World Fund. Effective April 1, 1995, assets in this fund will be transferred to the Templeton Foreign Fund. All investments in the Templeton World Fund will be discontinued.

      Investment Fund H ("Fund H") - Fund H is invested in Aviall, Inc. Common stock and is a frozen fund. Participants cannot contribute to nor transfer into that fund. Participants can transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in that fund at December 31, 1995 will be liquidated and reinvested in Fund A.

      Effective April 1, 1995, three asset allocation funds will be added as investment options in the Plan. Asset allocation funds are professionally-managed combinations of investment vehicles designed to achieve a specific investment goal. The three asset allocation funds will be Life Solutions-Income & Growth, Life Solutions-Balanced Growth and Life Solutions-Growth.

D.    CONTRIBUTIONS

      Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $9,240, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 50% of the employee's annual contribution up to $200 or $400 per person based on certain requirements. Some eligible employees receive company contributions that include $400 of basic fully vested contribution, plus 100% match to the first $300 of employee fully vested contribution and 50% match to the next $400 or $800 of employee contribution. Participants are fully vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related, non-vested Company contributions are forfeited and are used to offset future company contributions. Effective April 1, 1995, the company matching contribution schedule for some employees is amended to provide a 50% match of employee contributions to the greater of $1,200 or 3% of eligible compensation.

E.    DISTRIBUTIONS

      On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions. The 1994 Plan Equity on the Statement of Financial Position includes the following amounts allocated to accounts of terminated persons who have not yet been paid.

                                              1994
                                              ----
                           Fund A           $ 49,221
                           Fund B            205,931
                           Fund C             34,788
                           Fund D             23,353
                           Fund E             63,623
                           Fund F             34,909
                           Fund G             25,947
                           Fund H              3,527
                           Loan Fund          36,088
                                            --------
                           Total            $477,387
                                            ========


F.    WITHDRAWALS

      A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

G.    DISTRIBUTIONS TO OTHER PLAN

      On December 7, 1993, Ryder System, Inc. completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created. The investment fund balances of Aviall employees in the Plan at December 7, 1993 were transferred to a newly established plan for employees of Aviall.

H.    PARTICIPANT LOANS

      Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

I.    TERMINATION

      While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

J.    FEDERAL INCOME TAX EFFECTS OF THE PLAN

      The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter was obtained on August 21, 1986 for the Ryder System, Inc. Employee Savings Plan A. Since the transfer of plan assets from the Ryder System, Inc. Employee Savings Plan A to the Ryder System, Inc. Employee Savings Plan B on January 1, 1993, the company has not requested a tax determination letter for the Ryder System, Inc. Employee Savings Plan B. However, management believes the plan is a qualified plan within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code and, accordingly, is exempt from Federal Income Tax.

      Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

      Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

K.    PLAN FEES AND EXPENSES

      Generally, Plan fees and expenses are paid by the Plan. At its discretion, the Company may elect to pay some administrative and marketing expenses.

L.    NET REALIZED GAINS OR LOSSES

      Net realized gains or losses on investments covering each of the last two years are as follows:

         FOR THE YEAR ENDED DECEMBER 31, 1994:

                                                                           NET
                           AGGREGATE              AGGREGATE             REALIZED
                            PROCEEDS                 COST              GAIN/(LOSS)
                           ----------             ---------            -----------
         Fund A           $ 4,039,960             4,025,925               14,035
         Fund D             2,618,082             2,611,130                6,952
         Fund E             5,539,933             5,384,759              155,174
         Fund F             2,543,826             2,535,904                7,922
         Fund G             3,333,805             3,333,561                  244
         Fund H               742,829               642,789              100,040
                          -----------            ----------              -------
                          $18,818,435            18,534,068              284,367
                          ===========            ==========              =======


         FOR THE YEAR ENDED DECEMBER 31, 1993:

                                                                           NET
                           AGGREGATE              AGGREGATE             REALIZED
                            PROCEEDS                 COST              GAIN/(LOSS)
                           ----------             ---------            -----------
         Fund A           $ 4,973,090             4,166,392               806,698
         Fund D             3,808,556             3,738,109                70,447
         Fund E             7,731,536             6,621,762             1,109,774
         Fund F             5,262,837             4,647,088               615,749
         Fund G             2,775,031             2,723,409                51,622
                          -----------            ----------             ---------
                          $24,551,050            21,896,760             2,654,290
                          ===========            ==========             =========

M.    SUBSEQUENT EVENTS

      The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1994 and prior to June 1, 1995 are as follows:

                           UNREALIZED                   UNREALIZED           NET CHANGE IN
                         GAINS/(LOSSES)               GAINS/(LOSSES)          UNREALIZED
                      AT DECEMBER 31, 1994            AT MAY 31, 1995       GAINS/(LOSSES)
                      --------------------            ---------------       --------------
      Fund A              $(4,061,443)                   (1,448,338)           2,613,105
      Fund B                        0                             0                    0
      Fund C                        0                             0                    0
      Fund D                 (193,976)                    1,902,614            2,096,590
      Fund E                8,084,533                    11,504,813            3,420,280
      Fund F                  795,884                     2,309,378            1,513,494
      Fund G                 (596,918)                      613,393            1,210,311
      Fund H               (1,360,452)                   (1,216,930)             143,522
      Loan Fund           $         0                             0                    0

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B          SCHEDULE I
                            SCHEDULE OF INVESTMENTS


                                             NUMBER OF
                                           SHARES, UNITS                                    UNREALIZED
                                            OR PRINCIPAL                      MARKET       APPRECIATION
                                              AMOUNTS           COST           VALUE      (DEPRECIATION)
                                           -------------    ------------    -----------   --------------
AT DECEMBER 31, 1994

Directed Account Short-Term
  Investment Fund                                621,016    $    621,016        621,016

Fund A                                           831,632      22,643,220     18,581,777     (4,061,443)
Fund B                                        50,313,811      50,313,811     50,313,811
Fund C                                         2,248,172       2,248,172      2,248,172
Fund D                                         1,551,496      15,458,575     15,264,599       (193,976)
Fund E                                         2,920,261      25,054,760     33,139,293      8,084,533
Fund F                                           414,102      10,088,165     10,884,049        795,884
Fund G                                           707,519      10,622,455     10,025,537       (596,918)
Fund H                                           142,596       2,430,211      1,069,759     (1,360,452)
Loan Fund                                                      7,931,900      7,931,900
                                                            ------------    -----------     ----------
                                                            $147,412,285    150,079,913      2,667,628
                                                            ------------    -----------     ----------

AT DECEMBER 31, 1993

Directed Account Short-Term
  Investment Fund                                566,100    $    566,100        566,100

Fund A                                           682,525      18,671,027     18,152,666       (518,361)
Fund B                                        46,532,755      46,532,755     46,532,755
Fund C                                         2,136,004       2,136,004      2,136,004
Fund D                                         1,333,476      13,467,794     14,228,186        760,392
Fund E                                         2,516,944      20,843,969     30,178,166      9,334,197
Fund F                                           329,142       7,907,041      8,886,848        979,807
Fund G                                           454,223       6,682,646      7,135,855        453,209
Fund H                                           170,084       2,733,724      2,593,783       (139,941)
Loan Fund                                      7,279,566       7,279,566      7,279,566
                                                            ------------    -----------     ----------
                                                            $126,820,626    137,689,929     10,869,303
                                                            ------------    -----------     ----------

Net appreciation/(depreciation) included in
  Statement of Income and Changes in Plan
  Equity for the Year Ended December 31, 1994                                                            $(8,201,675)
                                                                                                         ===========

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B         SCHEDULE II
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1994



              The are no reportable transactions during the year ended December 31, 1994

                        Independent Auditor's Consent
                        -----------------------------



The Participant and Administrator
Ryder System, Inc. Employee Savings Plan B:


We consent to incorporation by reference in the Registration Statement (No. 33-4333) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Employee Savings Plan B, of our report dated June 12, 1995, relating to the statements of financial position with fund information of the Ryder System, Inc. Employee Savings Plan B as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity with fund information for each of the years in the two-year period ended December 31, 1994, and related schedules of investments as of December 31, 1994 and 1993, and schedule of reportable transactions for the year ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan B filed by Ryder System, Inc.


                                                       KPMG Peat Marwick LLP



Miami, Florida
June 26, 1995

                              REQUIRED INFORMATION

Financial Statements

Independent Auditors' Report
Statement of Financial Position, with Fund Information, as of
   December 31, 1994 and 1993
Statement of Income & Changes in Plan Equity, with Fund Information, for the year ending December 31, 1994 and 1993
Notes to Financial Statements

Exhibits

Schedule I - Schedule of Investments
  as of December 31, 1994 and 1993
Schedule II - Schedule of Reportable Transactions
Independent Auditors' Consent



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                        RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                        ------------------------------------------



Date:  June 27, 1995    By /s/ Thomas E. McKinnon
                          -------------------------------------------
                          Thomas E. McKinnon
                          Chairman, Ryder System, Inc. Retirement Committee Executive Vice President, Human Resources
                          Ryder System, Inc.